UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
Amendment No. 1

SKYE INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

83083D 10 7
(CUSIP Number)

Steven G. Mihaylo
P.O. Box 19790
Reno, Nevada 89511
(775) 530-3955

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Copies to:

Kurt O. Hunsberger, Esq.
Maupin, Cox & LeGoy, A Professional Corporation
PO Box 30000
Reno, Nevada 89520
(775) 827-2000

September 17, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), §§240.13d-1(f) or §§240.13d-1(g), check the following box ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §§240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83083D 10 7	Page 2 of 4

SCHEDULE 13D
1	NAME OF REPORTING PERSONS: Steven G. Mihaylo I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (See Instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,600,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,600,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,600,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%
14	TYPE OF REPORTING PERSON* IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS)  OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 83083D 10 7	Page 3 of 4

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the Common Shares, $0.001 par value (“Common Shares”), of Skye International, Inc., a Nevada corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 7701 E. Gray Road, Suite 104, Scottsdale, Arizona 85260.

Item 2.	Identity and Background.

(a)-(c)	This Statement is being filed by Steven G. Mihaylo, an individual. Mr. Mihaylo’s address is P.O. Box 19790, Reno, Nevada 89511.

(d)	During the last five years, Mr. Mihaylo has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, Mr. Mihaylo has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Mihaylo is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On April 23, 2008, Mr. Mihaylo, through the Steven G. Mihaylo Trust (the “Trust”), purchased a total of 1,000,000 Common Shares from the Issuer for $320,000 by way of a non-brokered private placement.  Mr. Mihaylo is the sole trustee and beneficiary of the Trust.  Personal funds were used for the purchase.

On September 17, 2008, the Issuer executed and delivered a convertible debenture in favor of the Trust, which evidences a working capital facility of up to $1,500,000.  The Trust may convert the debenture at any time at its option into Common Shares of the Issuer at the rate of $0.25 per share.  On September 17, 2008, the Trust advanced $400,000 to the Issuer under the debenture.

Item 4.	Purpose of Transaction.

Mr. Mihaylo acquired the Common Shares solely for investment purposes, and not with any plans or proposals that related to or would result in any of the transactions specified in clauses (a) through (i) of item 4 of Schedule 13D.  Mr. Mihaylo may form such a plan or proposal in the future.

Item 5.       Interest in Securities of the Issuer.

(a)
As September 17, 2008, Mr. Mihaylo beneficially owned an aggregate of 1,000,000 Common Shares and by virtue of the amount advanced under the convertible debenture, had the right to acquire 1,600,000 Common Shares.  These amounts represent approximately 17.4% of the Issuer’s outstanding Common Shares, based on 13,307,209 shares outstanding as of September 17, 2008.

(b)	As of September 17, 2008, Mr. Mihaylo had sole power to vote and dispose of 2,600,000 Common Shares.

CUSIP No. 83083D 10 7	Page 4 of 4

(c)	During the sixty-day period preceding the filing of this amended Schedule 13D, there were no transactions in the Issuer’s Common Shares other than as described above in Item 3.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares beneficially owned by Mr. Mihaylo.

(e)	Mr. Mihaylo continues to be the beneficial owner of more than five percent of the Issuer’s outstanding Common Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 22, 2008	By:	/s/ Steven G. Mihaylo
Steven G. Mihaylo